December 19, 2019




Dana Devivo, Esq.
Cohen & Steers Capital Management, Inc.
280 Park Avenue, 10th Floor
New York, New York 10017


Re: Cohen & Steers Tax-Advantaged Preferred Securities and Income Fund SEC File Numbers: 333-234772; 811-23493


Dear Ms. Devivo:

       We have reviewed the registration statement filed on Form N-2 on November 19, 2019, on behalf of Cohen & Steers Tax-Advantaged Preferred Securities and Income Fund (the
"Fund"). We have the following comments.

                                             General


        1. Confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to underwriters, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objection to the compensation and other arrangements .


        2. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

       3. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.
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                                            Prospectus

                                            Cover Page

       4. Please consider making the disclosure on the cover page more concise. Any information not required for the cover page can be included that does not, by its nature, quantity, or manner of presentation impede understanding of the required information. See
Item 1.2 of
Form N-2.


                                      Prospectus Summary

        5. In the interest of making the Summary more readable, consider placing the statement of the investment objective under a separate sub-caption and moving the discussion of the
"Principal Risks of the Fund" immediately after the discussion of investment strategies and techniques.

       6. Limited Term and Eligible Tender Offer -- Will the Fund have any securities still available for purchase during the "Wind-down Period? Will the Fund disclose a "glide path" or the equivalent to its shareholders as it begins its winding down?

        7. Please consider including a section in the summary discussing for whom this Fund is suitable but, more importantly, for which investors it is unsuitable because of the risks they may be unwilling or unable to assume.

         8. Dividends and Distributions   When did the Investment Manager
receive its exemptive
order for its Managed Dividend Policy? In addition, please inform us whether the Fund intends to report a distribution yield. If the Fund intends to report a distribution yield at any point prior to finalizing its tax figures, the Fund should disclose the estimated portion of the distribution yield that results from return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

                                  Summary of Fund Expenses

        9. Please furnish a completed fee table at least one full week before acceleration of this registration statement is requested. We may have further comments.

        10. We note that the Fund is permitted to engage in short sales as a principal investment strategy. Please confirm that the fee table will include an estimate of any short sales expenses expected to be incurred by the Fund.

        11. Since the Fund may invest in other investment companies, including exchange-traded funds, confirm that the Fund will include an estimate of any acquired fund fees and expenses expected to be incurred by the Fund. See Instruction 10.a to Items 3 of Form
N-2.
                                                   3



                         Statement of Additional Information ("SAI")

Investment Objectives and Policies

        12. Some investments described here are not mentioned in the Fund's prospectus.
To the extent that the Fund intends to invest in such investments so that they might materially affect the performance of the Fund or the decision of an investor to purchase its shares, such investments, and their accompanying risks, should be discussed in the prospectuses.

Investment Restrictions

        13. The fundamental policy regarding concentration states that the Fund may not "Invest more than 25% of its total assets in any one industry (except as discussed herein) ..." Please revise the policy to specifically state what industry, or group of related industries, the Fund will concentrate.

         Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

          We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and their management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

       Please contact the undersigned at (202) 551-6961 should you have any questions regarding this letter.

                                         Sincerely,

                                       /s/ John Grzeskiewicz

                                        John Grzeskiewicz
                                        Senior Counsel